Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Exchange Act File No. 000-29173

This filing relates to a public announcement by Diversa Corporation (“Diversa”). Diversa recently executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa, Concord Merger Sub, Inc., Celunol Corp. (“Celunol”) and William Lese, as the representative of Celunol’s stockholders.

Additional Information about the Merger and Where to Find It

Diversa intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Diversa issued the following press release on February 28, 2007.

NEWS RELEASE

Diversa and Cargill Expand Collaboration Agreement

Significant progress made on project to develop a novel food-related product

San Diego, CA – February 28, 2007 - Diversa Corporation (Nasdaq: DVSA), a leader in the development of high-performance specialty enzymes, announced today that it has expanded its collaboration agreement with Cargill to discover and develop novel enzymes for the cost-effective production of a proprietary food-related product designed to help global consumers pursuing healthy lifestyles.

In 2005, Cargill Health and Food Technologies and Diversa entered into an agreement to develop an innovative, multi-step enzymatic process to assist in the creation of a new Cargill product. This resulted in Diversa earning recognition from Cargill in late 2005 for completing the first phase ahead of schedule and with technologically superior results. Based on the success of the initial phase of the project, the companies have expanded the scope of their collaboration to develop additional enzymes to facilitate the next steps of production.

“Today’s announcement underscores the successful synergy between Diversa’s enzyme development platforms and Cargill’s bioprocessing capabilities and interests,” said Edward T. Shonsey, Diversa’s chief executive officer. “It also accentuates Diversa’s ability to efficiently provide custom enzyme solutions to our partners and collaborators in many different industries. Our extensive libraries of enzymes hold many novel solutions just waiting to be discovered. We are excited to expand this relationship and look forward to building future collaborations with Cargill in other strategic areas of mutual interest,” said Shonsey.

“This collaboration with Diversa has produced successful results ahead of our targeted timeline,” said Chris Mallett, corporate vice president, research and development, Cargill. “Our combined research teams are to be congratulated for meeting a key technical milestone. We look forward to implementing our expanded agreement and to the future success of this project.”

About Diversa

Since 1994, San Diego-based Diversa Corporation has pioneered the development of high-performance specialty enzymes. Diversa possesses the world’s broadest array of enzymes derived from bio-diverse environments as well as patented DirectEvolution® technologies. Diversa customizes enzymes for manufacturers within the alternative fuel, industrial, and health and nutrition markets to enable higher throughput, lower costs, and improved environmental outcomes. On February 12, 2007, Diversa entered into a merger agreement with Celunol Corp. pursuant to which a wholly owned subsidiary of Diversa will merge with and into Celunol, with Celunol as the surviving corporation, becoming a wholly owned subsidiary of Diversa. The proposed merger transaction is subject to customary closing conditions, including receipt of certain regulatory approvals and the approval of the stockholders of Diversa and Celunol. For more information, please visit www.diversa.com.

About Cargill

Cargill is an international provider of food, agricultural and risk management products and services. With 149,000 employees in 63 countries, the company is committed to using its knowledge and experience to collaborate with customers to help them succeed. For more information, visit www.cargill.com.

Additional Information about the Diversa/Celunol Merger and Where to Find It

Diversa Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger transaction. Investors and security holders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at http://www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn. Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at http://www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed transaction. Information regarding the special interests of these executive officers and directors in the proposed transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at Diversa at the address described above.

Forward-Looking Statements

Statements in this press release that are not strictly historical are “forward-looking” and involve a high degree of risk and uncertainty. These include statements related to the development of novel enzymes under the agreement with Cargill, Diversa’s ability to achieve milestones under the agreement, potential new future collaborations between Diversa and Cargill, and potential solutions that may be discovered from Diversa’s enzyme libraries, as well as statements regarding the proposed merger transaction between Diversa and Celunol, including the receipt of regulatory and stockholder approvals for their merger transaction, all of which are prospective. Such statements are only predictions, and the actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, risks involved in general with the enzyme development process, risks involved with Diversa’s new and uncertain technologies, Diversa’s dependence on patents and proprietary rights, Diversa’s protection and enforcement of its patents and proprietary rights, the timing and composition of funding under existing and future collaboration agreements, Diversa’s dependence on Cargill in connection with this agreement, Cargill’s ability to further develop any enzymes developed under this agreement (if Cargill exercises its option to do so), Diversa’s and Cargill’s ability to commercialize products, the time and resources needed to develop new products and obtain any necessary regulatory approvals, customer adoption of new products, the development or availability of competitive products or technologies, and the risk that either Diversa or Celunol may be unable to obtain stockholder or regulatory approvals required for their merger transaction on a timely basis, or at all. Certain of these factors and others are more fully described in Diversa’s filings with the Securities and Exchange Commission, including, but not limited to, Diversa’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. These forward-looking statements speak only as of the date hereof. Diversa expressly disclaims any intent or obligation to update these forward-looking statements.

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Contact:

Wendy Kelley

Investor Relations

Diversa Corporation

(858) 526-5437